Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in Registration Statement No. 333-136924 and No. 333-163114 on Form S-8 and Registration Statement No. 333-163193 and No. 333-174037 on Form S-3 of our report dated January 26, 2012 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the purpose and basis of presentation), relating to the statements of revenues and direct operating expenses of the Vitruvian Coalbed Methane Properties, as defined in the purchase and sale agreement dated October 14, 2011, between Vitruvian Exploration, LLC and GeoMet, Inc., for the nine months ended September 30, 2011 and the year ended December 31, 2010, appearing in this Current Report on Form 8-K/A (Amendment No. 1) dated January 26, 2012 of GeoMet, Inc.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas

January 26, 2012